FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2006
Commission File Number: 0-30600
The Westaim Corporation

(Translation of registrant’s name into English)
144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)
(780) 992-5331

(Telephone number, including area code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: August 9, 2006	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

EXHIBITS INDEX
1.	Press Release re “Westaim announces 2006 second quarter results”.

2.	The Registrant’s quarterly report to shareholders for the second quarter 2006 which is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).

3.	Form 52-109F2 Certification of Interim Filings by CEO.

4.	Form 52-109F2 Certification of Interim Filings by CFO.

For immediate release
Westaim announces 2006 second quarter results
CALGARY, ALBERTA — August 9, 2006 — The Westaim Corporation announced today that for the second quarter ended June 30, 2006, it recorded a net loss of $12.0 million or 13 cents per share, on revenues of $7.0 million. In the same quarter last year, the company recorded a net loss of $10.2 million, or 11 cents per share, on revenues of $5.7 million.
At June 30, 2006, Westaim had $84.6 million in cash and short-term investments.
“We have made important advancements at both iFire Technology and NUCRYST Pharmaceuticals in the first half of 2006,” said Barry M. Heck, President and CEO of Westaim. “iFire continues to generate positive results from its pilot manufacturing facility and is moving towards engineering samples of its TDEL flat panel displays. NUCRYST’s second Phase 2 clinical trial is well underway for a topical cream formulation of its nanocrystalline silver and they remain on target to release results before year end.”
Review of Operations:
iFire Technology
iFire Technology demonstrated high-quality 34-inch high-definition flat panel display modules manufactured at its pilot manufacturing facility at the Westaim Annual Meeting of Shareholders in May and to industry peers at the Society for Information Display conference in June.
Through pilot production, iFire intends to complete the baseline processes for the manufacture of its displays and focus on continual improvements to both performance and manufacturing efficiency. The pilot plant will provide information and experience to allow iFire to work with partners to construct and operate the first volume production facility. Initial planning work for this facility is under way.
The pilot facility is intended to simulate manufacturing in a commercial environment in order to generate repeatability data and engineering samples of high-definition 34-inch flat panel display modules based on its proprietary thick dielectric electroluminescent (TDEL) technology. iFire expects to commercialize its technology in partnership with industry leaders and plans to initially target the 30- to 45-inch screen size television segment.
NUCRYST Pharmaceuticals
NUCRYST’s wound care division reported revenues of $7.0 million in the second quarter compared to $5.7 million in the same period last year. NUCRYST’s net loss, reported in Westaim’s consolidated results, increased to $3.0 million compared to $0.6 million last year primarily as a result of higher clinical study and R&D expenditures.

NUCRYST completed patient accrual for its second Phase 2 human clinical trial of a topical cream formulation of its nanocrystalline silver and the trial is now underway. The investigational drug (NPI 32101 topical cream) is being studied for the treatment of atopic dermatitis, a form of eczema, and other skin conditions. Results of the second Phase 2 human clinical trial are expected by the end of 2006.
Dr. David Poorvin was appointed to the NUCRYST Pharmaceuticals’ Board of Directors in May. Dr. Poorvin brings with him over 30 years experience in the pharmaceutical industry. He currently serves as a Consultant for Poorvin Enterprises and as Executive-in-Residence for Oxford Bioscience Partners. He is also a Member of the Board of Directors for Enanta Pharmaceuticals and Repros Therapeutics Inc. NUCRYST also appointed Katherine J. Turner, Ph.D. Vice President of Research. Most recently Dr. Turner served as Vice President, Validation Biology at Biogen Idec Inc., where she directed research in immunology, neurobiology, fibrosis and oncology.
The Westaim Corporation’s technology investments include NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX; NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology and iFire Technology Corp., which has developed a low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.
Acticoat™ is a trademark of Smith & Nephew plc
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements involving advancements at iFire and NUCRYST, iFire’s progress toward engineering samples of its flat panel displays, the anticipated timing of results from NUCRYST’s clinical trials, the completion of baseline manufacturing processes for iFire displays and the focus of pilot production, potential iFire partnering activities and strategies, the information and experience anticipated from the iFire pilot plant and intentions related to the use of that plant, statements related to planning for iFire’s first volume production facility, and iFire’s initial target market for its displays. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended June 30		Six Months Ended June 30
Consolidated Statements of Operations	2006	2005	2006	2005

Revenue	$6,995	$5,708	$14,248	$10,685
Loss from continuing operations	(11,980)	(11,003)	(29,986)	(19,861)
Net loss	(11,980)	(10,218)	(29,986)	(7,686)
Loss per common share — basic and diluted
Continuing operations	(0.13)	(0.12)	(0.32)	(0.21)
Net loss	(0.13)	(0.11)	(0.32)	(0.08)
Weighted average number of common shares outstanding (thousands)	93,231	92,828	93,077	92,828

	Three Months Ended June 30		Six Months Ended June 30
Segmented Information — Continuing Operations	2006	2005	2006	2005

Revenue
Nucryst Pharmaceuticals	$6,995	$5,708	$14,248	$10,685

Continuing operations	$6,995	$5,708	$14,248	$10,685

Operating loss
Nucryst Pharmaceuticals	$(3,037)	$(552)	$(6,378)	$(1,239)
iFire Technology	(8,915)	(7,921)	(20,288)	(15,400)
Other (including corporate costs)	(422)	(2,704)	(5,046)	(4,225)

Continuing operations	$(12,374)	$(11,177)	$(31,712)	$(20,864)

Consolidated Balance Sheets	June 30, 2006	December 31, 2005

Cash and short-term investments	$84,593	$119,627
Current assets	101,520	136,169
Other assets	72,836	76,292
Current liabilities	13,606	26,614
Shareholders’ equity	132,363	157,640

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2006

This interim Management’s Discussion and Analysis prepared as at August 3, 2006 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2005. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares now trade on NASDAQ and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
Consolidated Results — Three months ended June 30, 2006
For the three months ended June 30, 2006, the Company reported a net loss of $12.0 million compared to a net loss of $10.2 million for the three months ended June 30, 2005. Income from discontinued operations for the three months ended June 30, 2006 was $nil compared to $0.8 million for the same period in 2005. Revenues from continuing operations for the three months ended June 30, 2006 were $7.0 million compared to $5.7 million for the same period in 2005.
Second quarter 2006 operating costs were $19.4 million compared to $16.9 million in the same period in 2005. The increase primarily reflects higher depreciation expense at iFire and higher manufacturing costs at Nucryst relating to increased production volumes. Corporate costs for the three months ended June 30, 2006 were $0.6 million compared to $2.5 million in the comparable period in 2005. This decrease primarily reflects lower stock based compensation costs incurred in the second quarter of 2006.
Foreign exchange losses reflecting continued strengthening of the Canadian dollar were $1.8 million for the three months ended June 30, 2006, compared to a loss of $0.3 million for the same period in 2005.
A comparison of operating costs from continuing operations in the first three months of 2006 compared to the same period in 2005 is as follows:

	Three months ended June 30
		% of		% of
($ millions)	2006	Revenue	2005	Revenue

Manufacturing	$4.3	61%	$2.6	46%
Research and development	9.3	133%	8.9	155%
General and administrative	1.6	23%	1.2	22%
Depreciation and amortization	3.6	51%	1.7	29%
Corporate costs	0.6	9%	2.5	44%

	$19.4	277%	$16.9	296%

Operations
Continuing operations reflect the results of the Company’s subsidiaries, iFire and Nucryst.
iFire Technology Corp. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market.
iFire’s operating loss for the three months ended June 30, 2006 was $8.9 million compared to a loss of $7.9 million for the same period in 2005. This increased operating loss reflects higher costs related to the operation of iFire’s pilot manufacturing facility, including a $1.8 million increase in depreciation expense, partially offset by a $1.3 million recovery of accrued stock based compensation expense related to the decrease in the Company’s share price in the quarter. Sanyo Electric Company Ltd. provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $0.3 million for the three months ended June 30, 2006 and 2005.
Research and development expenditures for the remainder of the year are expected to continue at levels comparable to the second quarter excluding the $1.3 million stock based compensation expense recovery.
In December 2005, iFire completed construction of the $46 million pilot production facility at its Toronto location. The pilot facility was designed for the development and validation of repeatable processes which are necessary to produce engineering samples of high definition 34-inch flat panel display modules. The operation of the pilot plant is also providing information and experience to allow iFire to work with potential partners to construct and operate a future high volume production facility.
The pilot plant equipment was partially funded by a loan from Dai Nippon Printing Co. Ltd. (“DNP”) in the amount of Yen 1,051,460,644 (CAD $10,434) which was repaid in full on
June 30, 2006.
Capital expenditures at iFire are expected to be in the range of $4 to $6 million for the remainder of 2006.
Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes wound care and pharmaceutical products based on its noble metal nanocrystalline technology. On December 29, 2005, Nucryst completed its initial public offering of 4.5 million common shares and at June 30, 2006 Westaim owned 75.0% of Nucryst’s common shares. Nucryst’s operating loss for the second quarter of 2006 was $3.0 million compared to a loss of $0.6 million in the second quarter of 2005. Total product related revenue in the second quarter of 2006 increased 22.5% to $7.0 million compared to $5.7 million in the same period in 2005 reflecting continuing growth in sales of Acticoat™ dressings by, and shipments to, Smith & Nephew plc (“Smith & Nephew”). Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.
The financial results of Nucryst for the three months and six months ended June 30, 2006 compared to the same period in 2005 are as follows:

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2006	2005	2006	2005

Wound care product revenue	$7.0	$5.7	$14.2	$10.7
Manufacturing Costs (1)	$4.5	$2.8	$9.5	$5.1
Wound care gross margin	$2.5	$2.9	$4.7	$5.6
Nucryst operating loss	$(3.0)	$(0.6)	$(6.4)	$(1.2)

(1)	Manufacturing costs include related depreciation.
In September 2004, Nucryst announced results of the first Phase 2 clinical study of NPI 32101 in a cream formulation in 224 adult patients with mild to moderate atopic dermatitis. The results were a validation of Nucryst’s proprietary technology as a pharmaceutical agent and demonstrated that NPI 32101 has the potential to be a well-tolerated and effective product for the treatment of atopic dermatitis. Findings in this study provided Nucryst with important guidance to optimize the product protocol and study design for future clinical trials.
In the third quarter of 2005 Nucryst completed two smaller clinical studies to gather further safety data. The first, a pharmacokinetic study in 36 adult patients, measured the serum concentrations and urinary excretion of silver in 18 patients with atopic dermatitis and 18 matching healthy controls following daily application of 1% and 2% NPI 32101 cream for two weeks. Silver could not be detected in the serum of a majority of the subjects and, when silver was detected, the levels were low and there was no correlation with the amount of silver applied, area covered with cream or the presence or absence of disease. Based on the observations of the study, Nucryst believes that systemic exposure to silver in patients with atopic dermatitis treated with NPI 32101 is likely to be low.
In addition, Nucryst tested 30 children and adolescents with atopic dermatitis for tolerance to 1% and 2% NPI 32101 creams applied twice daily for two weeks compared to cream containing no silver. No serious adverse events were observed in any of these patients, although two patients in the placebo group withdrew with adverse events. Treatment-related

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2006

Operations (continued)
events were generally mild, transitory and were not related to the dose of silver applied with 20%, 70% and 50% of patients experiencing at least one adverse event for placebo, 1% and 2% groups, respectively.
Nucryst’s second Phase 2 clinical trial of NPI 32101 has now completed patient enrollment and results are expected in the fourth quarter of 2006. This double-blind, randomized, placebo-controlled, multi-site study is being conducted on 409 children and adolescents with mild to moderate atopic dermatitis who are treated twice daily for up to 12 weeks with 1% or 2% concentrations of NPI 32101 in a cream formulation or with the vehicle alone. The purpose of the study is to evaluate the safety and effectiveness of NPI 32101 in improving the signs and symptoms of atopic dermatitis. Following successful results of this study, Nucryst anticipates it will proceed to Phase 3 clinical studies in the second half of 2007.
As a result of these clinical trials and other preclinical studies, Nucryst’s pharmaceutical related expenses increased by $1.1 million in the second quarter of 2006 compared to the same period in 2005.
The success of Acticoat™ has resulted in the need to further increase production capacity at Nucryst’s Fort Saskatchewan facility. Nucryst is currently adding a production line to this facility which will be operational by early 2007 and will increase capacity by approximately 40%. The total cost of this capital project is approximately $7.0 million, of which, approximately $3.9 million remains to be spent.
The Company believes the outlook at Nucryst is for continued earnings from licensing and manufacturing revenues from Acticoat™ wound care products, while research and development expenditures will increase in the second half of 2006 compared to 2005 as Nucryst expands clinical and preclinical research into the pharmaceutical attributes of its nanocrystalline noble metal technology. As a result, Nucryst is expected to have net operating losses in 2006.
Discontinued Operations
No results from discontinued operations were reported in the second quarter of 2006. In the second quarter of 2005, the Company sold the remaining operations and net assets relating to Ambeon for $0.9 million. The gain on the sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on the sale of this asset was recorded in the fourth quarter of 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
These transactions have been included in net income from discontinued operations in the Company’s consolidated statements of operations.
Contractual Commitments
The Company’s contractual commitments as at June 30, 2006 are as follows:

	Payments due by Period
		Less than	1 – 3	3 – 5	More than
($ millions)	Total	1 Year	Years	Years	5 Years

Long-term debt	$8.0	$—	$8.0	$—	$—
Operating lease obligations	2.7	0.8	1.3	0.5	0.1
Supplier purchase obligations	7.2	7.2	—	—	—

	$17.9	$8.0	$9.3	$0.5	$0.1

Consolidated Results — Six months ended June 30, 2006
For the six months ended June 30, 2006, the Company reported a net loss of $30.0 million compared to a net loss of $7.7 million for the same period in 2005. The Company reported no income from discontinued operations for the six months ended June 30, 2006 compared to net income from discontinued operations of $12.2 million for the comparable period in 2005.
Nucryst wound care product related revenues for the first six months of 2006 increased 33% to $14.2 million compared to $10.7 million in the same period in 2005.
The increase in manufacturing costs to $9.0 million for the six months ended June 30, 2006 compared to $4.9 million in the same period in 2005 reflects higher production volumes and growth in sales to Smith & Nephew of Nucryst manufactured wound care products. For the six months ended June 30, 2006, research and development costs increased to $21.4 million from $17.5 million in the same period of 2005, primarily related to the higher costs of clinical trials incurred in 2006.
Corporate expenses were $5.4 million for the six months ending June 30, 2006 compared to $4.2 million incurred in the same period in 2005. This increase is primarily related to an increase in stock-based compensation expense.
Foreign exchange losses reflecting continued strengthening of the Canadian dollar were $2.3 million for the six months ended June 30, 2006 compared to $0.1 million in the same period in 2005.
No results from discontinued operations were reported in the six months ended June 30, 2006. Income from discontinued operations of $12.2 million in the first six months of 2005 included the total gain of $11.5 million related to the reorganization and sale of two inactive subsidiaries and the $0.7 million gain on the sale of the remaining Ambeon business discussed above under Discontinued Operations.
Liquidity and Capital Resources
At June 30, 2006, the Company had cash and short-term investments of $84.6 million, compared to $119.6 million as at December 31, 2005 and $101.5 million at March 31, 2006. The decrease of $16.9 million in the three months ended June 30, 2006 reflects cash used in operations of $9.9 million, capital spending of $2.4 million related to the iFire and Nucryst capital projects and the net reduction in long-term debt of $8.4 million. These uses of cash were partially offset by proceeds from the issuance of common shares of $4.0 million.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US $10 per share. At June 30, 2006, Nucryst had cash and short-term investments of $30.3 million compared to $41.9 million at December 31, 2005 and $34.2 million at March 31, 2006. This decrease reflects net cash used in operations and capital expenditures in the period. These funds are not accessible to the Company to fund its own operations or the future operations and capital projects at iFire.
Westaim’s consolidated capital expenditures and capital commitments are expected to be between approximately $14 to $16 million in 2006. Capital expenditures during 2007 and 2008 could increase to $200 million if iFire constructs a large scale production facility.
Share Capital
As at August 3, 2006, the Company had 93,927,849 common shares outstanding and 4,297,400 options outstanding, exercisable for common shares.

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2006

Quarterly Financial Information

	Q2	Q1	Q4	Q3
(000, except per share data)	2006	2006	2005	2005

Revenue from continuing operations	$6,995	$7,253	$5,607	$12,268
(Loss) income from continuing operations	$(11,980)	$(18,006)	$19,483	$(5,130)
(Loss) income per common share from continuing operations — basic and diluted	$(0.13)	$(0.19)	$0.21	$(0.06)
Net (loss) income	$(11,980)	$(18,006)	$21,998	$(5,042)
Net (loss) income per common share — basic and diluted	$(0.13)	$(0.19)	$0.24	$(0.05)

	Q2	Q1	Q4	Q3
	2005	2005	2004	2004

Revenue from continuing operations	$5,708	$4,977	$6,042	$10,501
Loss from continuing operations	$(11,003)	$(8,858)	$(10,403)	$(2,648)
Loss per common share from continuing operations — basic and diluted	$(0.12)	$(0.10)	$(0.11)	$(0.03)
Net (loss) income	$(10,218)	$2,532	$(10,600)	$(2,514)
Net (loss) income per common share — basic and diluted	$(0.11)	$0.03	$(0.11)	$(0.03)

Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2006 and in respect of the most recent 2006 interim reporting period.
Critical Accounting Policies
The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. No new policies were implemented in the first six months of 2006. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate .
Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “will”, “outlook”, “believes”, “anticipates”, “expected”, “potential”, “continuing”, “target”, “purpose”, “expands” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies of the Company; market sectors to be targeted by iFire; development and validation of repeatable processes by iFire’s pilot facility and resulting production of engineering samples of display modules; expectations relating to iFire display production; the information and experience to be obtained from iFire’s pilot plant and resulting work with partners; research and development expenditure levels; the effectiveness of NPI 32101 as a pharmaceutical agent and the potential of that product; guidance expected from Nucryst clinical studies; beliefs regarding systemic exposure to silver in patients treated with NPI 32101, the purpose of Nucryst clinical trials of NPI 32101; plans for additional clinical trials of NPI 32101 and the timing of those trials; the expected completion of Nucryst facility expansion in Fort Saskatchewan and increased production capacity from that facility; projections regarding continued Nucryst sales growth; the outlook for continued growth in Nucryst licensing and manufacturing revenues; the expansion of markets for Nucryst products; expansion of Nucryst’s clinical and pre-clinical research; expectations regarding increases in research and development expenses and net operating losses in 2006; and expected capital expenditures and capital commitments. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing Nucryst facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(thousands of dollars except per share data)	2006	2005	2006	2005

Revenue	$6,995	$5,708	$14,248	$10,685
Costs
Manufacturing	4,287	2,643	9,043	4,926
Research and development	9,290	8,847	21,443	17,455
General and administrative	1,602	1,224	2,995	1,777
Depreciation and amortization	3,581	1,660	7,102	3,190
Corporate costs	609	2,511	5,377	4,201

Operating loss	(12,374)	(11,177)	(31,712)	(20,864)

Foreign exchange	(1,787)	(273)	(2,253)	(80)
Interest	878	530	1,799	1,228
Gain on disposal of assets	178	—	110	—
Loss on issuance of subsidiary shares (note 2)	(56)	—	(84)	—
Non-controlling interest (note 2)	1,214	—	2,229	—

Loss from continuing operations before income taxes	(11,947)	(10,920)	(29,911)	(19,716)

Income tax expense	(33)	(83)	(75)	(145)

Loss from continuing operations	(11,980)	(11,003)	(29,986)	(19,861)
Income from discontinued operations net of income taxes (note 3)	—	785	—	12,175

Net loss for the period	$(11,980)	$(10,218)	$(29,986)	$(7,686)

Loss per common share
Continuing operations — basic and diluted (note 7)	$(0.13)	$(0.12)	$(0.32)	$(0.21)

Net loss — basic and diluted	(0.13)	(0.11)	(0.32)	(0.08)

Weighted average number of common shares outstanding (thousands)	93,231	92,828	93,077	92,828

Deficit at beginning of period	$(285,297)	$(274,029)	$(267,291)	$(276,561)
Net loss	(11,980)	(10,218)	(29,986)	(7,686)

Deficit at end of period	$(297,277)	$(284,247)	$(297,277)	$(284,247)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(thousands of dollars)	2006	2005

ASSETS

Current
Cash and cash equivalents	$75,319	$115,673
Short-term investments	9,274	3,954
Accounts receivable	7,310	8,199
Inventories	8,394	7,773
Other	1,223	570

	101,520	136,169

Capital assets	68,228	71,112
Intangible assets	4,608	5,180

	$174,356	$212,461

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$13,606	$16,302
Current portion of long-term debt (note 4)	—	10,312

	13,606	26,614

Long-term debt (note 4)	8,000	6,000
Provision for site restoration	6,760	6,760

	28,366	39,374

Non-controlling interest (note 2)	13,627	15,447

Shareholders’ equity
Common shares (note 5)	425,878	421,466
Contributed surplus (note 6)	4,551	3,968
Cumulative translation adjustment	(789)	(503)
Deficit	(297,277)	(267,291)

	132,363	157,640

	$174,356	$212,461

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(thousands of dollars)	2006	2005	2006	2005

Operating Activities
Loss from continuing operations	$(11,980)	$(11,003)	$(29,986)	$(19,861)
Items not affecting cash
Depreciation and amortization	3,581	1,660	7,102	3,190
Foreign exchange on long-term debt	32	(426)	122	(584)
Foreign exchange on short-term investments	243	—	(11)	—
Gain on disposal of capital assets	(178)	—	(110)	—
Non-controlling interest	(1,214)	—	(2,229)	—
Loss on issuance of shares of subsidiary	56	—	84	—
Stock-based compensation expense	401	207	740	427

Cash used in continuing operations before non-cash working capital changes	(9,059)	(9,562)	(24,288)	(16,828)

Changes in continuing operations non-cash working capital
Accounts receivable	2,802	(2,459)	770	(1,569)
Inventories	(825)	(593)	(621)	(1,704)
Other	(728)	(444)	(655)	(518)
Accounts payable and accrued liabilities	(2,132)	2,072	(2,543)	953
Site restoration expenditures net of recoveries	—	(89)	—	(81)

Cash used in continuing operations	(9,942)	(11,075)	(27,337)	(19,747)
Cash used in discontinued operations	—	(367)	—	(202)

Cash used in operating activities	(9,942)	(11,442)	(27,337)	(19,949)

Investing activities
Capital expenditures	(2,398)	(15,560)	(3,733)	(23,326)
Redemption and sale of short-term investments	16,040	42,635	19,994	55,330
Purchase of short-term investments	(9,263)	(35,557)	(25,303)	(77,397)
Intangible assets	(115)	(242)	(338)	(409)
Proceeds on disposal of capital assets	270	—	312	—
Proceeds on sale of discontinued operations	—	2,673	—	15,192

Cash provided from (used in) investing activities	4,534	(6,051)	(9,068)	(30,610)

Financing activities
Proceeds from long-term debt	—	6,007	—	6,007
Repayment of long-term debt	(10,434)	—	(10,434)	—
Issuance of common shares of subsidiary	82	—	186	—
Issuance of common shares	3,881	—	4,304	—
Issuance of convertible debentures of subsidiary	2,000	—	2,000	6,000

Cash (used in) provided from financing activities	(4,471)	6,007	(3,944)	12,007

Effect of exchange rate changes on cash and short-term investments	(48)	—	(5)	—

Net decrease in cash and cash equivalents	(9,927)	(11,486)	(40,354)	(38,552)
Cash and cash equivalents at beginning of period	85,246	62,073	115,673	89,139

Cash and cash equivalents at end of period	$75,319	$50,587	$75,319	$50,587

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2006 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 — Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited financial statements. All amounts are expressed in thousands of dollars except the per share data.
Note 2 — Non-controlling Interest
On December 29, 2005, the Company’s former wholly owned subsidiary, Nucryst Pharmaceuticals Corp. (“Nucryst”), completed an initial public offering in which 4,500,000 common shares were issued at a price of US$10.00 per share. Net proceeds after commissions and expenses amounted to US$39,095 ($45,502). US $6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and was accounted for as being effective on December 31, 2005 in accordance with GAAP. The reduction in the Company’s equity interest in Nucryst was accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005.
The Company continues to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statement of operations and consolidated balance sheet. Non-controlling interest on the consolidated statement of operations for the three months ended June 30, 2006 amounted to $1,214 (2005 — $nil) and $2,229 (2005 — $nil) for the six months ending June 30, 2006. The Company recorded a loss on the issuance of Nucryst shares of $56 for the three months ending June 30, 2006 and $84 for the six months ending June 30, 2006. Shares were issued by Nucryst in relation to its stock based compensation plans. The Company’s ownership of Nucryst was 75.0% as at June 30, 2006.
Note 3 — Discontinued Operations
No results from discontinued operations have been reported in the first six months of 2006.
In the first quarter of 2005, the Company completed an agreement to sell the land and building included in long-term assets available for sale. The closing date for the sale was December 15, 2005 and the Company received a non-refundable deposit of $500 which was included in accounts payable and accrued liabilities at March 31, 2005. The land and building were leased to the future owner for the period April 1, 2005 to December 15, 2005. The proceeds from the sale exceeded the carrying value and the gain on sale of $1,923 was recorded in the fourth quarter of 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11,519 and recorded a gain on sale of $9,330 in the first quarter of 2005. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction in unrecognized tax loss carry-forwards. As a result of this divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.
In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. Of this amount held in escrow, $1,000 was received in the first quarter of 2005 and included as proceeds on sale of discontinued operations in the consolidated cash flow statement. The remaining escrow balance of $1,800 was received in May 2005.
In the second quarter of 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $873. The gain on sale of this business, amounting to $739 was included in discontinued operations in 2005 and the results from operations of this business were reported in discontinued operations in 2005.
Results from discontinued operations:

	Three months ended		Six months ended
	June 30		June 30

Income (expense)	2006	2005	2006	2005

Dilution gain	$—	$—	$—	$2,189
Gain on sale of inactive subsidiaries	—	—	—	9,330
Gain on sale of Ambeon	—	739	—	739
Net income (costs) related to discontinued operations	—	46	—	(83)

Net income from discontinued operations	$—	$785	$—	$12,175

Net income per common share from discontinued operations was $nil for the three months ended June 30, 2006 (2005 — $0.01) and $nil (2005 — $0.13) for the six months ended June 30, 2006.
Note 4 — Long-Term Debt
In January 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment being used to upgrade iFire’s Toronto facility. The loan was drawn down during 2004 and 2005, carried an interest rate of 1.64% per annum and was repaid in full in Japanese Yen on June 30, 2006. The loan was secured by the assets financed under the agreement. The total repayment on June 30, 2006 was Yen 1,051,460,644 (CAD $10,434) including accrued interest of Yen 22,201,501 (CAD $215). As at December 31, 2005, the outstanding loan balance including accrued interest amounted to Yen 1,036,197,960 (CAD $10,312).
Interest expense on the loan for the three month period ended June 30, 2006 amounted to $40 (2005 — $37) and $83 for the six months ended June 30, 2006 (2005 — $56). During the term of the loan, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign currency obligation. Realized losses on these hedges for the three months ended June 30, 2006 amounted to $1,475, of which, $1,409 had been previously accrued, resulting in a loss of $66 being reported in foreign exchange in the statement of operations. For the six months ended June 30, 2006, realized losses totaled $2,107, of which, $1,994 had been previously accrued, resulting in a loss of $113 being reported in foreign exchange. For the three and six months ended June 30, 2005, unrealized losses on these hedges, amounting to $625 and $743 respectively, were reported in foreign exchange.
In February 2005, a wholly owned subsidiary of the Company issued $6,000 of convertible debentures to private investors and in the second quarter of 2006 issued an additional $2,000 of convertible debentures. Of the $8,000 of convertible debentures outstanding on June 30, 2006, $251 are owned directly or indirectly by Officers of the Company. These debentures mature in July 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. If converted, the Company’s economic interest in the subsidiary would be reduced to approximately 17.5% and the Company’s consolidated non-capital losses and research and development tax credits would be reduced by approximately $92,000 and $18,000 respectively. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was determined to be immaterial.
Interest expense on these debentures for the three months ended June 30, 2006 amounted to $83 (2005 — $54), of which, $47 is accrued in accounts payable and accrued liabilities at June 30, 2006. Interest expense for the six months ended June 30, 2006 amounted to $159 (2005 — $54). Interest paid in the second quarter of 2006 amounted to $318.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2006 (unaudited)
(thousands of dollars)

Note 5 — Capital Stock
Changes in the Company’s common shares outstanding for the three months and six months ended June 30, 2006 and 2005 are as follows:

	Three months ended June 30				Six months ended June 30

	2006	2005	2006	2005	2006	2005	2006	2005

Common shares (000)	Number		Stated Capital		Number		Stated Capital

Balance at beginning of period	93,011	92,828	$421,997	$421,233	92,901	92,828	$421,466	$421,233
Stock options exercised	917	—	3,881	—	1,027	—	4,412	—

Balance at end of period	93,928	92,828	$425,878	$421,233	93,928	92,828	$425,878	$421,233

In the second quarter of 2006, 917,200 options were exercised at a weighted average price of $4.23. In the first half of 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. As a result of the exercise of subsidiary stock options during the three and six months ended June 30, 2006, contributed surplus was reduced by an additional $8 and $13 (2005 — $nil) respectively.
Note 6 — Stock-based Compensation Plans
Employee and Director Stock Options — Changes in the Company’s stock option plans for the three and six months ended June 30, 2006 and 2005 are as follows:

	Three months ended		Six months ended
	June 30		June 30

Common share stock options (000)	2006	2005	2006	2005

Outstanding at beginning of period	5,215	5,010	5,050	4,660
Granted	—	—	275	350
Exercised	(917)	—	(1,027)	—

Outstanding at end of period	4,298	5,010	4,298	5,010

In the second quarter of 2006, no options were granted and 917,200 options were exercised at a weighted average exercise price of $4.23. No options were granted or exercised in the second quarter of 2005. In the first half of 2006, the Company granted 275,000 options (2005 — 350,000) for common shares of the Company at a weighted average exercise price of $6.18 (2005 — $3.62). In the first half of 2006, 1,027,200 options were exercised at a weighted average exercise price of $4.19. No options were exercised in the first half of 2005.
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three and six months ended June 30, 2006, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $365 (2005 — $207) and $704 (2005 — $427) respectively relating to stock options with a corresponding addition to contributed surplus. Also included in general and administration costs is compensation expense of $36 (2005 — $nil) related to the direct award of restricted shares by Nucryst with a corresponding increase in non-controlling interest in the Company’s balance sheet.
The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model, assuming no dividends are paid on common shares, a risk-free interest rate of 3.89% (2005 — 4.38%), an average life of 7.0 years and a volatility of 58.08% (2005 — 57.72%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Directors Deferred Share Units — The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at June 30, 2006, a liability of $2,504 (December 31, 2005 — $1,842) has been accrued with respect to issued DSUs.
Restricted Share Units — The Company also maintains a Restricted Share Unit Plan for the executive officers of the Company. These units vest over three years and are payable when fully vested at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $1,237 at June 30, 2006 (December 31, 2005 — $664).
Employee Bonus Appreciation Units — Employees of the Company, other than executive officers, are granted Bonus Appreciation Units (“BAUs”). BAUs are issued at the market value of the Company’s shares at date of grant, vest over three years and when vested are payable in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of BAUs are recognized as compensation expense over the vesting period. As at June 30, 2006, the accrued liability relating to BAUs amounted to $327 (December 31, 2005 — $178).
For the three months ended June 30, 2006, corporate costs include a recovery of compensation expense totaling $1,186 (2005 expense — $598) relating to DSUs, RSUs and BAUs and for the six months ended June 30, 2006 corporate costs include compensation expense of $1,421 (2005 — $796).
Stock Appreciation Rights — Stock Appreciation Rights (“SARs”) have been granted to employees of certain subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant.
Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting periods. As at June 30, 2006, the accrued liability relating to SARs amounted to $26 (December 31, 2005 — $105). For the three months ended June 30, 2006, research and development, and general and administrative expenses included compensation expense recovery relating to SARs of $1,258 (2005 expense — $10) and for the six months ended June 30, 2006 stock based compensation expense amounted to $9 (2005 — $28).
During the second quarter of 2006, 5,512 Nucryst SARs were exercised and settled through the issuance of 4,189 common shares of Nucryst. During the six months ending June 30, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst.
Note 7 — Earnings per Share
The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is antidilutive for the three months ended June 30, 2006. Dilutive securities, relating to stock-based compensation plans, totaled 1,053,395 for the second quarter of 2006 (2005 — 627,000) and 1,021,491 (2005 — 627,000) for the six months ended June 30, 2006.
Note 8 — Guarantees
In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid.
In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2006 (unaudited)
(thousands of dollars)

Note 9 — Segmented Information — Continuing Operations

	Three months ended		Six months ended
	June 30		June 30

	2006	2005	2006	2005

Revenue
Nucryst Pharmaceuticals	$6,995	$5,708	$14,248	$10,685

Operating Loss
Nucryst Pharmaceuticals	$(3,037)	$(552)	$(6,378)	$(1,239)
iFire Technology	(8,915)	(7,921)	(20,288)	(15,400)
Other (including corporate costs)	(422)	(2,704)	(5,046)	(4,225)

	$(12,374)	$(11,177)	$(31,712)	$(20,864)

Note 10 — Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.
Note 11 — Comparative Figures
Certain 2005 figures have been reclassified to conform to the presentation in the current year.

THE WESTAIM CORPORATION
Form 52-109F2 — Certification of Interim Filings
     I, Barry M. Heck, President and Chief Executive Officer of The Westaim Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of The Westaim Corporation (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 9, 2006

/s/ Barry M. Heck
Name:	Barry M. Heck
Title:	President and Chief Executive Officer

THE WESTAIM CORPORATION
Form 52-109F2 — Certification of Interim Filings
     I, G.A. (Drew) Fitch, Senior Vice President and Chief Financial Officer of The Westaim Corporation, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of The Westaim Corporation (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: June 30, 2006

/s/ G.A. (Drew) Fitch
Name:	G.A. (Drew) Fitch
Title:	Senior Vice President and Chief Financial Officer